NEWS RELEASE

OTCQB:  CPPXF

Continental Posts Fiscal 2020 Annual Results

Vancouver, BC - 28 October 2020 - Continental Energy Corporation (OTCQB: CPPXF) today released a summary of its financial results for its fiscal year ended 30 June 2020 ("Fiscal 2020"). The financial results and audited financial statements will be considered at the 2020 annual general meeting of shareholders scheduled for 18 December 2020.

Overall, the Company incurred a loss from operations during Fiscal 2020 of $355,119 compared to a loss of $516,860 for Fiscal 2019, a decrease of $161,741, primarily due to reduced expenditures on third party services. The Company incurred a loss per share of $0.00 in Fiscal 2020 and $0.00 in Fiscal 2019.

The Company's cash administrative costs were $299,022 during Fiscal 2020 compared to $405,295 during Fiscal 2019, a reduction of $106,273, primarily due to paying off promissory notes in Fiscal 2019 and reduced expenditures on third party services. Interest expense during Fiscal 2020 was $10,089 compared to $18,637 during Fiscal 2019, a reduction of $8,548, primarily due to paying off promissory notes in Fiscal 2019. Share-based payments expense were $52,495 during Fiscal 2020 compared to $92,250 during Fiscal 2019.

Cash utilized in operating activities during Fiscal 2020 amounted to $171,789 compared to $479,843 used in Fiscal 2019. The Company's plans for expanding its operations in Indonesia during fiscal 2020 were restricted during the second half of Fiscal 2020 due to Covid19 imposed lockdowns.

Net cash raised from financing activities during Fiscal 2020 was $170,000 compared to $515,081 raised during Fiscal 2019.  The Company's plans for raising finance during fiscal 2020 were restricted during the second half of Fiscal 2020 due to Covid19 impacts.

The Company's audited annual consolidated financial statements together with management discussion and analysis for Fiscal 2020 have been filed with Canadian securities regulators on SEDAR and are available for download via Continental's profile at www.sedar.com or from the links on Continental's website.

The Company's Form-20F Annual Report which includes the audited annual consolidated financial statements for Fiscal 2020 has been filed with the US SEC on EDGAR and is publicly available for viewing or download from EDGAR at www.sec.gov/edgar or from the links on Continental's website.

On behalf of the company,

Richard L. McAdoo

Chairman and CEO

Media Contact:   Phil Garrison, Acting CFO, (+1-918-860-0183), info@continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release. We assume no obligation to update its content. Any statements made herein that are not historical or factual at the date hereof are forward looking statements. Many risk factors may cause our actual performance and results to be substantially different from our plans or expectations described in any forward looking statements. Readers are encouraged to refer to the expanded discussion of recognized risks and uncertainties, many of which could detrimentally impact any forward looking statements, that we continuously provide in our regulatory disclosures filed on, and publicly available for view or download from, www.sedar.com or from www.sec.gov/edgar.